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                              January 11, 2024

       David Lazar
       Chief Executive Officer
       Momentous Holdings Corporation
       300 Mamaroneck Ave.
       Apt. 201
       White Plains, NY 10605

                                                        Re: Momentous Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year ended May 31, 2023
                                                            Form 10-KT for the
transition period from June 1, 2023 to November 30, 2023
                                                            File No. 333-207163

       Dear David Lazar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended May 31, 2023

       Item 9A. Controls and Procedures
       Management's Report on Internal Control over Financial Reporting , page
15

   1. Amend your filing to include a statement identifying the framework used by management to evaluate the
effectiveness of the registrant   s internal control over financial reporting.
                                                        Refer to Item 308(a)(2)
of Regulation S-K.
       Report of Independent Registered Accounting Firm , page F-2

   2. Amend your filing to have your auditors include an unqualified opinion in their audit report. Refer to SAB
Topic 1E2. Please note, a report that states that the auditor is disclaiming an opinion
on the financial statements for any reason does not satisfy the requirements of S-X
Article 2. In addition, file a Form 8-K to disclose that the financial statements provided in
the 10-K do not include an unqualified report by your auditor.
                                                        Refer to General
Instructions B of Form 8-K.
 David Lazar
FirstName
MomentousLastNameDavid    Lazar
            Holdings Corporation
Comapany
January 11,NameMomentous
           2024            Holdings Corporation
January
Page 2 11, 2024 Page 2
FirstName LastName
Financial Statements , page F-4

3. Please amend your filing to provide two years of audited financial statements. Refer to
         Rule 8-02 of Regulation S-X.
General

4. We note you filed your Form 10-K for the fiscal year May 31, 2023 on September 15,
         2023. Previously, you filed your Form 10-K for the fiscal year May 31, 2020 on February
         26, 2021. It does not appear that you have filed any additional filings during this time.
         Please explain your plan to get current in your filings. That is, tell us when you plan to file
         the 10-K   s for the fiscal years ended May 31, 2021 and 2022,
respectively, and the
         respective 10-Q   s.
5. We note your disclosure on page 1 that David Lazar was appointed custodian of the
         Company on July 6, 2023 and appointed Chief Executive Officer, among other titles.
         Please file a Form 8-K to disclose this change in control of the Company. Refer to Section
         5 of Form 8-K.
Form 10-KT for the transition period from June 1, 2023 to November 30, 2023

Item 10. Directors, Executive Officers and Corporate Governance, page 17

6. Please disclose any material proceedings to which any director, officer or affiliate of the registrant has occurred. For example, we note the following Settlement Agreement at sec.gov/Archives/edgar/data/1211805/000149315221027294/ex10-1.htm involving
         David Lazar, the Company's CEO. Refer to Item 103(c) and Item 401(f) of Regulation S-
         K.
Financial Statements , page F-1

7. Please revise your filing to include two years of audited financial statements for the most recent fiscal years pursuant to Regulation S-X.
8. Please revise your filing to include prior year information comparable to the transition period. Note that this comparable year information may be unaudited and included in the footnotes to the financial statements. Refer to FRR 35.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.
 David Lazar
Momentous Holdings Corporation
January 11, 2024
Page 3

FirstName LastNameDavid Lazar                 Sincerely,
Comapany NameMomentous Holdings Corporation
                                              Division of Corporation Finance
January 11, 2024 Page 3                       Office of Technology
FirstName LastName